U.S. SECURITIES AND EXCHANGE
                             COMMISSION WASHINGTON,
                                   D.C. 20549
                                   FORM U-9C-3




                     QUARTERLY REPORT PURSUANT TO RULE 58 OF
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                  For the quarterly period ended March 31, 2003
                                                 --------------










                      FirstEnergy Corp. (File No. 70-09501)
                      (Name of Registered Holding Company)

                     76 South Main Street, Akron, Ohio 44308
                    (Address of Principal Executive Offices)

                                FirstEnergy Corp.


                     Quarterly Report Pursuant to Rule 58 of
                 the Public Utility Holding Company Act of 1935

                  For the quarterly period ended March 31, 2003
                                                 ---------------



                                Table of Contents

  Item
   No.                            Title                              Page
--------         -----------------------------------------           ----
     1           Organization Chart                                  1-4

     2           Issuances and Renewals of Securities and
                 Capital Contributions                                 5

     3           Associate Transactions                              6-8

     4           Summary of Aggregate Investment                       9

     5           Other Investments                                    10

     6           Financial Statements and Exhibits:

                     A - Financial Statements                      11-12

                     B - Exhibits                                     13

                     C - Certificate of FirstEnergy Corp.             13

                 Signature                                            14



  Note:      All dollar amounts shown in this Form U-9C-3 are expressed in
  ----
             thousands unless otherwise noted.

                                                                       ITEM 1 - ORGANIZATION CHART

                                                       Energy (ERC)
                                                       or Gas (GRC)       Date of       State of    Percentage of Voting  Nature of
            Name of Reporting Company                 elated Company   Organization   Organization    Securities Held     Business
------------------------------------------------      --------------   ------------   ------------  -------------------   ---------

FirstEnergy Corp. (a)

    FirstEnergy Ventures Corp. (b)
       Bay Shore Power Company (d)                         ERC         01/26/1998      Ohio                100.0            (h)
       Centerior Energy Services, Inc. (d)                 ERC         06/01/1994      Ohio                100.0            (i)
       Eastroc Technologies, LLC (c)                       ERC         04/30/1996      Delaware             50.0 **         (j)
       Engineered Processes, Ltd. (c)                      ERC         12/30/1996      Ohio                 50.0 **         (j)
       Warrenton River Terminal, Ltd. (d)                  ERC         09/03/1996      Ohio                100.0            (k)

    FirstEnergy Facilities Services Group, LLC (b)
       Ancoma, Inc. (e)                                    ERC         04/20/1953      New York            100.0            (g)
       Dunbar Mechanical, Inc. (e)                         ERC         07/16/1956      Ohio                100.0            (g)
       Edwards Electrical & Mechanical, Inc. (e)           ERC         02/28/1968      Indiana             100.0            (g)
       Elliot-Lewis Corporation (e)                        ERC         04/01/1948      Pennsylvania        100.0            (g)
        A.A. Duckett, Inc.                                 ERC         03/01/1973      Delaware            100.0            (g)
        Sautter Crane Rental, Inc.                         ERC         12/10/1991      Pennsylvania        100.0            (l)
        E-L Enterprises, Inc.
          Modern Air Conditioning, Inc.                    ERC         04/27/1965      Florida             100.0            (g)
            Airdex Air Conditioning Corporation            ERC         01/18/1995      Florida             100.0            (g)
          R.L. Anderson, Inc.                              ERC         08/28/1961      Florida             100.0            (g)
       L.H. Cranston and Sons, Inc. (e)                    ERC         01/02/1951      Maryland            100.0            (g)
       Roth Bros., Inc. (e)                                ERC         09/06/1947      Ohio                100.0            (g)
       The Hattenbach Company (e)                          ERC         03/21/1969      Ohio                100.0            (m)
       R.P.C. Mechanical, Inc. (e)                         ERC         04/21/1959      Ohio                100.0            (g)
       Spectrum Controls Systems, Inc. (e)                 ERC         04/18/1988      Ohio                100.0            (g)

    FirstEnergy Solutions Corp. (b)                        ERC         08/08/1997      Ohio                100.0            (n)
       FirstEnergy Engineering, Inc. (f)                   ERC         08/09/1996      Ohio                100.0            (w)

    GPU Advanced Resources, Inc. (b)                       ERC         09/13/1996      Delaware            100.0            (t)

    GPU Diversified Holdings, LLC (b)                      ERC         08/03/2000      Delaware            100.0            (u)
       GPU Solar, Inc.                                     ERC         11/07/1997      New Jersey           50.0 **         (v)
       GPU Distributed Power, Inc. *                       ERC         02/29/2000      Delaware            100.0

*  Inactive
** Set forth the percentage of interest held directly or indirectly by FirstEnergy Corp.

                                                                   1


                                                                 ITEM 1 - ORGANIZATION CHART (Continued)
                                                       Energy (ERC)
                                                       or Gas (GRC)       Date of       State of    Percentage of Voting  Nature of
            Name of Reporting Company                 elated Company   Organization   Organization    Securities Held     Business
------------------------------------------------      --------------   ------------   ------------  -------------------   ---------

FirstEnergy Corp. (a) (Continued)

    The Alliance Participants Administrative and
       Startup Activities Company, LLC (c)                   ERC        12/22/2000      Delaware         10.0% **           (o)

    PowerSpan Corp. (c)                                      ERC        05/01/1997      Delaware         18.63 **           (p)

    Kinetic Ventures I, LLC (c)                              ERC        04/15/1997      Delaware         11.11 **           (q)

    Kinetic Ventures II, LLC (c)                             ERC        12/07/1999      Delaware         14.28 **           (q)

    Nth Power Technologies II, LLC (c)                       ERC                                           8.2 **           (r)

    Active Power, Inc. (c)                                   ERC                                         0.006 **           (s)

    Utility.com, Inc. (c) *                                  ERC                                           5.0 **           (n)

    Automated Power Exchange, Inc. (c)                       ERC                                          1.16 **           (n)


*  Inactive
** Set forth the percentage of interest held directly or indirectly by FirstEnergy Corp.


                                                                   2

(a) FirstEnergy Corp., a registered holding company, holds securities directly or indirectly in the energy-related companies set below its name.

(b)  These companies are direct wholly owned subsidiaries of FirstEnergy Corp.

(c) FirstEnergy Corp. owns an interest directly or indirectly in these energy-related companies or venture capital funds set below its name.

(d) These companies are direct wholly owned subsidiaries of FirstEnergy Ventures Corp.

(e) These companies are direct wholly owned subsidiaries of FirstEnergy Facilities Services Group, LLC.

(f)  This company is direct  wholly owned  subsidiary of  FirstEnergy  Solutions
     Corp.

(g)  This  subsidiary   provides  HVAC  equipment   installation  and  services,
     facilities management, and energy management.

(h) This subsidiary owns and operates a petroleum coke disposal facility that will supply steam for the Bay Shore Power Plant and to BP Amoco Corporation.

(i) This subsidiary provides various consulting services related to energy management and procurement.

(j) This subsidiary holds the patent on plaster, which is manufactured using the by-Products of coal-fired generation facilities.

(k) This subsidiary owns facilities for the transloading of bulk materials (primarily coal) on the Ohio River. The coal is in part used by the FirstEnergy Operating Companies at various generation facilities.

(l)  This subsidiary provides crane rental services.

(m) This subsidiary provides refrigeration sales and services to commercial entities.

(n)  This   subsidiary   engages  in  the  brokering  and  marketing  of  energy
     commodities.

(o) This entity was created to manage the financial and other affairs of the ten members of the Alliance Regional Transmission Organization.

(p) This company was formed to utilized advanced technology to reduce emissions of NOx, SO2 and particulate matter from utility generation facilities.

(q) This venture capital fund is focus on early stage companies involved in energy-related fields and technology.

(r) This venture capital fund is focus on emerging technologies in the global energy industry.

(s) This company is a developer of flywheel energy storage system for use in uninterruptible power supply and other power quality applications.

(t) This subsidiary was formed to engage in energy services and retail energy sales.

(u) This energy-related company holds securities directly in the energy-related company set below its name.

(v) This subsidiary is involved in the development and commercialization of photovoltaics.

(w)  This subsidiary provides engineering services.

            Narrative Description of Activities for Reporting Period
            --------------------------------------------------------

     On January 15, 2003, FirstEnergy Corp. sold Webb Technologies, Inc. and Colonial Mechanical Corporation to the Howard Webb Sr. family.

                                ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS
                                 Type of        Principal                            Company to      Collateral      Consideration
                                 Security       Amount of    Issue or   Cost of     whom Security    Given with        Received
Company Issuing Security         Issued         Security     Renewal    Capital      was Issued       Security     for Each Security
------------------------       -----------   -------------   --------   -------   ----------------   -----------   -----------------

        None.





                                   Company Contributing             Company Receiving          Amount of Capital
                                          Capital                         Capital                 Contribution
                               ----------------------------    ----------------------------    ------------------

                                           None.


Note:     The information provided in Item 2 presents the activities of the reporting period only.
----

                                                                   5

                                                    ITEM 3 - ASSOCIATE TRANSACTIONS


Part I - Transactions Performed by Reporting Companies on Behalf of Associate Companies

                                                                                                                            Total
                                                                                                                            Amount
Reporting Company Rendering Services       Associate CompanyReceiving Services         Types of Services Rendered           Billed
------------------------------------       -----------------------------------         --------------------------           ------

Warrenton River Terminal, Ltd.             FirstEnergy Generation Corp.                Loading, unloading and storage
                                                                                       of coal and petcoke

Centerior Energy Services, Inc.            FirstEnergy Solutions Corp                  Energy consulting services

Bay Shore Power Company                    FirstEnergy Generation Corp.                Sale of steam

Dunbar Mechanical, Inc.                    FirstEnergy Generation Corp.                HVAC equipment installation

Dunbar Mechanical, Inc.                    The Toledo Edison Company                   HVAC services

Dunbar Mechanical, Inc.                    FirstEnergy Nuclear Operating Company       HVAC services

Roth Bros., Inc.                           Ohio Edison Company                         HVAC services

Roth Bros., Inc.                           FirstEnergy Properties, Inc.                HVAC services

Roth Bros., Inc.                           FirstEnergy Nuclear Operating Company       HVAC services

Roth Bros., Inc.                           The Cleveland Electric Illuminating Co.     HVAC services

Roth Bros., Inc.                           FirstEnergy Generation Corp.                HVAC services

Roth Bros., Inc.                           GPU Telcom Services, Inc.                   HVAC services


                                                                   6


                                              ITEM 3 - ASSOCIATE TRANSACTIONS (Continued)


Part I - Transactions Performed by Reporting Companies on Behalf of Associate Companies (Continued)

                                                                                                                       Total
                                                                                                                       Amount
Reporting Company Rendering Services      Associate Company Receiving Services       Types of Services Rendered        Billed
------------------------------------      ------------------------------------       --------------------------        ------

FirstEnergy Solutions Corp.               Ohio Edison Company                        Natural gas combustion
                                                                                     turbine operation

FirstEnergy Solutions Corp.               The Toledo Edison Company                  Natural gas combustion
                                                                                     turbine operation

Elliot-Lewis Corporation                  Jersey Central Power & Light Company       HVAC services

Sautter Crane Rental, Inc.                Jersey Central Power & Light Company       Crane rental

Sautter Crane Rental, Inc.                Metropolitan Edison Company                Crane rental


Note:   The  information  provided  in Item 3  presents  the  activities  of the
----    reporting  period only.  The amounts  required  under the caption "Total
        Amount  Billed"  are being filed  pursuant  to request for  confidential treatment.

                                                                   7

                   ITEM 3 - ASSOCIATE TRANSACTIONS (Continued)


Part II - Transactions Performed by Associate Companies on Behalf of Reporting Companies

                                                                                                                            Total
                                                                                                                            Amount
Associate CompanyReceiving Services       Reporting Company Rendering Services        Types of Services Rendered            Billed
-----------------------------------       ------------------------------------        --------------------------            ------

GPU Service, Inc.                         GPU Diversified Holdings LLC                Legal and certain general
                                                                                      and administrative services

GPU Service, Inc.                         GPU Advanced Resources, Inc                 Legal and certain general
                                                                                      and administrative services

FirstEnergy Service Co.                   Warrenton River Terminal, Ltd.              General and administrative
                                                                                      services

FirstEnergy Generation Corp.              Bay Shore Power Company                     Consumption and/or sale of
                                                                                      emission allowances

FirstEnergy Generation Corp.              Bay Shore Power Company                     Sale of fuel oil

FirstEnergy Generation Corp.              Bay Shore Power Company                     Plant operation & maintenance
                                                                                      services

Note: The information provided in Item 3 presents the activities of the reporting period only. The amounts required under the caption "Total
        Amount Billed" are being filed pursuant to request for confidential treatment.


                                                                   8


                                                     ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT


Investments in energy-related companies:

   Total average consolidated capitalization as of  March 31, 2003                   $22,407,048                     Line 1
                                                   ----------------
       Total capitalization multiplied by 15% (line 1 multiplied by 0.15)              3,361,057                     Line 2
       Greater of $50 million or line 2
                                                                                                    $3,361,057       Line 3

       Total current aggregate investment:
       (categorized by major line of energy-related business)
           Development and commercialization of photovoltaics (Category II)                1,560
           Energy services and retail energy sales (Category V)                           25,900
           Production, conversion, sale and distribution of thermal energy
             products (Category VI)                                                       29,063
           Sale of technical, operational, management, and other services
             related to HVAC, refrigeration systems (Category VII)                         3,295
           Fuel transportation, handling and storage facilities (Category IX)                 50
                                                                                       ---------

                Total current aggregate investment                                                      59,868       Line 4
                                                                                                     ---------

       Difference between the greater of $50 million or 15% of capitalization and the total aggregate investment of the registered holding company
           system (line 3 less line 4)                                                              $3,301,189       Line 5
                                                                                                     =========


Note: The caption "Total average consolidated capitalization" includes total common equity, preferred equity (including amounts due within one year), long-term debt (including amounts due within one year) and short-term debt.

        The caption "Total current aggregate investment" includes all amounts invested or committed to be invested in energy-related companies on or after the date of effectiveness of Rule 58 (March 24, 1997), or after FirstEnergy Corp. registered as a holding company (November 7, 2001) for which there is recourse, directly or indirectly, to FirstEnergy Corp. or any subsidiary company thereof. The amounts do not include purchase accounting adjustments.


                                                                   9

zzz

                                                                       ITEM 5 - OTHER INVESTMENTS
                                                       Aggregate Investment as    Change in Investments    Reason for Change
Major Line of Energy-Related Business                    of December 31, 2002    During Reporting Period     in Investments
-------------------------------------                  -----------------------   -----------------------   -----------------

Energy management services (Category I)                       $ 1,766 (1)                   -               No change.

Development and commercialization of                           29,480 (2)                   -               No change.
electrotechnologies (Category II)

Energy services and retail energy sales (Category V)           44,058 (3)                   -               No change.

Production, conversion, sale and distribution of               70,913 (4)                   -               No change.
thermal energy products (Category VI)

Sale of technical, operational, management, and               249,913 (5)               $(52,634)          In the first quarter of
other services related to HVAC, refrigeration                                                              2003, FirstEnergy
systems (Category VII)                                                                                     Corp. sold Colonial
                                                                                                           Mechanial Inc.
                                                                                                           ($39,637 thousand) and
                                                                                                           Webb Technologies,
                                                                                                           Inc.($12,997 thousand).

Fuel transportation, handling and storage                       4,959 (6)                   -               No change.
facilities (Category IX)

Development and commercialization of technologies                  46 (7)                   -               No change.
that utilize coal waste by-products (Category X)


(1)     Includes $1,766 that was invested in energy-related  companies,  prior to FirstEnergy  Corp.  registered as a holding company (November 7, 2001).

(2)     Includes $27,920 that was invested in energy-related  companies,  prior to FirstEnergy Corp.  registered as a holding company (November 7, 2001).

(3)     Includes $18,158 that was invested in energy-related  companies,  prior to FirstEnergy Corp.  registered as a holding company (November 7, 2001).

(4)     Includes $41,850 that was invested in energy-related  companies,  prior to FirstEnergy Corp.  registered as a holding company (November 7, 2001).

(5)     Includes $246,618 that was invested in energy-related  companies,  prior to FirstEnergy Corp. registered as a holding company (November 7, 2001).

(6)     Includes $4,909 that was invested in energy-related  companies,  prior to FirstEnergy  Corp.  registered as a holding company (November 7, 2001).

(7)     Includes $46 that was invested in  energy-related  companies,  prior to  FirstEnergy  Corp.  registered  as a holding company (November 7, 2001).

                                                              10

                   ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS


A.   Financial Statements
     --------------------

     A-1 Financial statements of FirstEnergy Solutions Corp. for the quarter ended March 31, 2003.

     A-2 Financial statements of GPU Advanced Resources, Inc. for the quarter ended March 31, 2003.

     A-3 Financial statements of GPU Diversified Holdings LLC for the quarter ended March 31, 2003.

     A-4  Financial  statements of Bay Shore Power Company for the quarter ended
          March  31,  2003.  -  filed  pursuant  to  request  for   confidential
          treatment.

     A-5 Financial statements of Centerior Energy Services, Inc for the quarter ended March 31, 2003. - filed pursuant to request for confidential treatment.

     A-6 Financial statements of Warrenton River Terminal, Ltd. for the quarter ended March 31, 2003. - filed pursuant to request for confidential treatment.

     A-7 Financial statements of Ancoma, Inc. for the quarter ended March 31, 2003. - filed pursuant to request for confidential treatment.

     A-8  Financial statements of Dunbar Mechanical,  Inc. for the quarter ended
          March  31,  2003.  -  filed  pursuant  to  request  for   confidential
          treatment.

     A-9 Financial statements of Edwards Electrical & Mechanical, Inc. for the quarter ended March 31, 2003. - filed pursuant to request for confidential treatment.

     A-10 Financial statements of Elliot-Lewis Corporation for the quarter ended
          March  31,  2003.  -  filed  pursuant  to  request  for   confidential
          treatment.

     A-11 Financial statements of L.H. Cranston and Sons, Inc. for the quarter ended March 31, 2003. - filed pursuant to request for confidential treatment.

     A-12 Financial  statements of Roth Bros.,  Inc. for the quarter ended March
          31, 2003. - filed pursuant to request for confidential treatment.

     A-13 Financial  statements of The Hattenbach  Company for the quarter ended
          March  31,  2003.  -  filed  pursuant  to  request  for   confidential
          treatment.

     A-14 Financial statements of R.P.C. Mechanical,  Inc. for the quarter ended
          March  31,  2003.  -  filed  pursuant  to  request  for   confidential
          treatment.

     --------------------

     A-15 Financial statements of Spectrum Controls Systems, Inc. for the quarter ended March 31, 2003. - filed pursuant to request for confidential treatment.


     A-16 Financial  statements  of GPU Solar,  Inc. for the quarter ended March
          31, 2003. - filed pursuant to request for confidential treatment.

B.  Exhibits

    Contracts Required by Item 3
    ----------------------------

     B-1 Contract between GPU Service, Inc. and GPU Advanced Resources, Inc. to provide legal and certain general and administrative services - incorporated by reference to Exhibit B-13 to GPU's Quarterly Report on Form U-9C-3 for the period ended December 31, 1997.

     B-2 Stockholders Agreement made and entered into as of January 7, 1998 by and among GPU International, Inc., AstroPower, Inc. and GPU Solar, Inc. (in connection with the sale of GPU International, Inc. on December 22, 2000, the Stockholders Agreement was amended such that GPU International, Inc. transferred its interest in GPU Solar, Inc. and its rights and responsibilities under the Stockholders Agreement to GPU Diversified Holdings LLC) - incorporated by reference to Exhibit B-12 to GPU's Quarterly Report on Form U-9C-3 for the period ended December 31, 2000.

     B-3 Amendment No. 1 to Stockholders Agreement made and entered into as of December 1, 2000 by and among GPU International, Inc., AstroPower, Inc., GPU Diversified Holdings LLC and GPU Solar, Inc. (this amendment essentially transferred GPU International, Inc.'s interest in GPU Solar, Inc. and its rights and responsibilities under the Stockholders Agreement to GPU Diversified Holdings LLC) - incorporated by reference to Exhibit B-13 to GPU's Quarterly Report on Form U-9C-3 for the period ended December 31, 2000.

     B-4 Contract between GPU Service, Inc. and GPU Diversified Holdings LLC to provide legal and certain general and administrative services. - incorporated by reference to Exhibit B-4 to GPU's Quarterly Report on Form U-9C-3 for the period ended June 30, 2001.

Note: Services rendered by Dunbar Mechanical, Inc. and Roth Bros., Inc. to their associate companies are provided pursuant to purchase order contracts.


C.    Certificate of FirstEnergy Corp.
      -------------------------------

                                    SIGNATURE


       The undersigned registered holding company has duly caused this quarterly report to be signed on its behalf by the undersigned officer thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935.



                                           FIRSTENERGY CORP.



May 30, 2003
                             By:          /s/ Harvey L. Wagner
                                  ------------------------------------
                                              Harvey L. Wagner
                                        Vice President, Controller
                                       and Chief Accounting Officer
                                       (Principal Accounting Officer)